ShiftPixy, Inc.

June 22, 2017

Mr. Bryan Hough

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: ShiftPixy, Inc.

Post-Effective Amendment to Offering Statement on Form 1-A/A

Filed on June 7, 2017

File No. 024-10557

Dear Mr. Hough,

We hereby request qualification of the above Post-Effective Amendment to Offering Statement on Form 1-A to Monday, June 26, 2017 at noon. Eastern Standard Time, or such later time or date as is practical. We understand that the staff usually requires 48 hour notice for qualification and if this is the case then please adjust this request to be 48 hours after we file this request on EDGAR today.

Thank you for your consideration.

Sincerely,

/s/ Scott W. Absher
Scott W. Absher, President
ShiftPixy, Inc.